UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Unilever PLC
(Exact name of registrant as specified in its charter)

United Kingdom	001-04546
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Unilever House, 100 Victoria Embankment, London EC4Y 0DY UK
(Address of principal executive offices)	(Zip code)
T.E. Lovell, Group Secretary Tel: +44(0)2078225252, Fax: +44(0)2078225464 Unilever House, 100 Victoria Embankment, London EC4Y 0DY UK
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X___ Rule13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 -Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This specialized disclosure report on Form SD is filed pursuant to these rules and is available on our website at http://www.unilever.com/sustainable-living-2014/enhancing-livelihoods/fairness-in-the-workplace/advancing-human-rights-with-suppliers.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or adjoining countries (“Covered Countries”).  Under these rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry to determine whether (a) any Conflict Minerals originate in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form S-D.

Description of Reasonable Country of Origin Inquiry

We manufacture or contract to manufacture a broad range of home, personal care and food products sold throughout the world in over 190 countries.  In order to produce these products, we source raw materials from thousands of suppliers on a global basis supplying a manufacturing network in more than 100 countries.  Based on the good faith, reasonable country of origin inquiry described below, we determined that we have no reason to believe that any Conflict Minerals in such products may have originated from the Covered Countries

We conducted an in-depth review of our portfolio of products to determine whether Conflict Minerals are present in such products and also whether such Conflict Minerals are necessary to the functionality or production of such products.  For purposes of this review, we excluded the packaging and containers for our products in accordance with the guidance provided on May 30, 2013 by the staff of the Securities and Exchange Commission.

As the first step in our review, we examined the specifications for all products contained within our internal specification system, which maintains the specifications of substantially all products that we sell throughout the world.  In an effort to address products that may not be included in our internal specifications systems, such as electronic devices and other appliances manufactured by third parties, which represent an insignificant portion of our revenues, we engaged with employees at the appropriate levels in our procurement and third party manufacturing functions to identify additional products that may contain conflict minerals.

As a result of the review, we determined that gold and tin are present in certain of our products and necessary to the functionality or production of such products, as described below.

Tin

Tin was identified as present in certain raw materials that are decorative in nature and generally described as “effect pigments”.  These materials, which are used to produce certain home and personal care products, are purchased by us from four suppliers.  We contacted the four suppliers and received affirmative confirmations from each supplier that the tin in such raw materials was not sourced from the Covered Countries.

Tin was also identified as present in certain electronic devices (i.e. water purifier system, tea making equipment) sold by us.  These devices contain tin solder in some components (e.g. printed circuit boards and solenoid valves).  We provided our direct suppliers with questionnaires to solicit input about the presence of Conflict Minerals in the components of these devices and the ultimate origin of these minerals, and also requested that each such supplier pass the questionnaire to its upstream suppliers and so on up the supply chain.  Our direct suppliers have replied to confirm that the components contain tin and shared upstream suppliers’ responses with us.  There is no indication from the responses received that the tin may have originated in the Covered Countries.

Gold

Gold was identified as present in raw materials that are purchased directly by us or third party contract manufacturers on our behalf to produce certain personal care products.  We provided our direct suppliers and third party contract manufacturers with questionnaires to solicit input about the ultimate origin of the gold and also requested that each supplier and third party contract manufacturer pass the questionnaire to its upstream suppliers.  The responses indicated that all gold originated from the same ultimate supplier, who has confirmed that the gold was sourced from recycled or scrap sources and has been processed by a refiner certified by the Responsible Jewellery Council which is a not-for-profit, standards setting and certification organization which has a well-recognized Chain-of-Custody Certification for precious metals.

Responsible Sourcing Policy

Unilever has adopted a Responsible Sourcing Policy that covers, among other things, the use of Conflict Minerals originating from the Covered Countries.  The policy is available on our website at
http://www.unilever.com/sustainable-living-2014/enhancing-livelihoods/fairness-in-the-workplace/advancing-human-rights-with-suppliers/responsible-sourcing-policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Unilever PLC
(Registrant) /s/ Ritva Sotamaa
By: Ritva Sotamaa, Chief Legal Officer	June 2, 2014